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CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS
^ (ALSO ADMITTED IN CALIFORNIA) ◆ (ALSO ADMITTED IN ENGLAND & WALES) ~ (ALSO ADMITTED IN ILLINOIS) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)	FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO
September 14, 2018

VIA EDGAR

Ms. Celeste Murphy

Mr. Will Mastrianna

Mr. Courtney Lindsay

Mr. Robert Littlepage

Ms. Kathryn Jacobson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	LAIX Inc. (formerly known as LingoChamp Inc.)
Registration Statement on Form F-1
CIK No. 0001742056

Dear Ms. Murphy, Mr. Mastrianna, Mr. Lindsay, Mr. Littlepage and Ms. Jacobson:

On behalf of our client, LAIX Inc. (formerly known as LingoChamp Inc.), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 1 to the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate the review by the staff of the Commission (the “Staff”), we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the registration statement on Form F-1 filed on August 31, 2018, as well as two copies of the filed exhibits.

Securities and Exchange Commission

September 14, 2018

The Company will commence marketing activities in connection with the offering shortly after the date hereof. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about September 26, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*            *             *

Securities and Exchange Commission

September 14, 2018

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Yi Wang, Chairman of the Board of Directors and Chief Executive Officer, LAIX Inc.
Bin Yu, Chief Financial Officer, LAIX Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

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